Agricore United™

RECEIVED

2005 AUG 25 P 1:43

OFFICE OF ...
CORPORATE F...

August 24, 2005

05010723

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Agricore United

SUPPL

Dear Sirs or Madames:

Re: ~~United Grain Growers Limited~~ – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - August 22, 2005 - (Press Release – Agricore United Rolls Out Ammonia Customer Safety Workshops)
   - August 23, 2005 – (Press Release – Liberal Caucus Must Commit to Liberalization at the WTO)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
AUG 2 5 2005
THOMSON
FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

AGRICORE UNITED ROLLS OUT AMMONIA CUSTOMER SAFETY WORKSHOPS

August 22, 2005 (Winnipeg) – Agricore United is pleased to offer customer training in the safe use and handling of Anhydrous Ammonia (NH_3), one of the most effective and economical sources of nitrogen fertilizer available to western Canadian Farmers. This training program builds on the company's "KeepSafe" program, an initiative focused on our farmer customers.

Sessions will be offered in Manitoba, Saskatchewan and Alberta to about 800 Agricore United customers. In addition to detailed safety training, Agricore United's team of ACE (Agronomic Crop Enhancement) Specialists will discuss the agronomic facts of NH_3 and how it compares to other nitrogen fertilizers, as well as effective application methods for specific situations. Taking a science based approach to yield enhancing products like ammonia is an essential aspect for application of this nutrient. By having the correct information, producers will recognize management opportunities which could lower the unit cost of production and improve net returns for their operation.

"Safety is a core value at Agricore United and promoting the safe handling of crop nutrition products with our customers is important to us," says Glen Black, Director, Environment, Safety and Risk. "The obvious next step is to provide our customers and their families who handle anhydrous ammonia with product training, safe handling and agronomic advice."

The day long program covers all aspects of working safely with the product. Anhydrous ammonia is stored under pressure, so precautions for handling pressurized equipment will be discussed including proper procedures for hooking and unhooking nurse wagons, unplugging blocked shanks, proper maintenance and use of break away couplers and personal protective equipment.

"Using anhydrous ammonia to put nutrition back into the soil, safely, is an important business decision," continues Black. "Through these customer workshops, Agricore United is helping growers learn more about the science and safe handling of NH_3."

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For more information, contact:
Radean Carter
Communications Coordinator
Agricore United
(204) 944-2238
rcarter@agricoreunited.com

Agricore United

Liberal Caucus Must Commit to Liberalization at the WTO

August 23, 2005 (Regina) - "Leaders of Canada's farming and agri-food industries call upon the Government of Canada and the Liberal Party of Canada to aggressively pursue a new World Trade Organization ("WTO") agreement that will ensure real liberalization of agriculture trade." So begins a statement delivered to members of the Liberal National Caucus today in Regina Saskatchewan.

The statement, supported by organizations and companies across Canada, representing over 150,000 farmers, as well as food processors, seed developers, and input and service suppliers, underscores the vital need for a WTO agreement that substantially increases market access, deeply cuts trade distorting domestic subsidies, and ends export subsidies. It also clearly identifies a role for Canada as a leader in the negotiations.

"According to WTO statistics, Canada is the third largest exporter of agriculture and agri-food products," said Alanna Koch, Board Member of Agricore United. "Agriculture exports account for 3% of Canada's GDP. Over 90% of Canada's farmers, and 80% of total farm cash receipts depend on the international marketplace. Canada's place in the international market and our dependence on that market means that Canada should be directing the shape of this agreement to create new rules that will allow our producers, processors and agri-business to compete internationally."

Supporters of the statement suffer the losses imposed by unfair subsidies and access barriers, and they see the potential benefits of a WTO agreement that will address them. "For decades we have been forced to compete in a market that is distorted by over $US 56 billion by subsidies, tariffs and tariff rate quotas," said Brad Wildeman, Chair of the Canadian Cattlemen's Foreign Trade Committee. "Studies show subsidies and access barriers cost Canada's grain and oilseed industry an average of $50 a tonne and the cost of prohibitive tariffs on beef and beef products is well over $560 million annually. Only an agreement at the WTO can fix this situation, and only our political leaders can direct our negotiators to aggressively pursue such an agreement."

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The statement and a list of supporters are attached.

For further information, please contact:
Alanna Koch
Member, Board of Directors
Agricore United
(306) 771-2686

Brad Wildeman
Chair, Foreign Trade Committee
Canadian Cattlemen's Association
(306) 365-4281

Declaration on International Trade Negotiations

From Leaders of Canada's Farming and Agri-Food Industries

With this declaration leaders of Canada's Farming and Agri-Food industries call upon the Government of Canada and the Liberal Party of Canada to aggressively pursue a new World Trade Organization (WTO) agreement that will ensure real liberalization of agriculture trade. Our request supports the Doha declaration and builds upon the July 2004 Framework agreement. Both of these documents were approved by all WTO members, including Canada.

We call upon the Government of Canada to reassert Canada's position as a promoter of agriculture trade liberalization through the WTO. We ask that the Liberal Party of Canada clearly define policies and positions that will help ensure that the negotiated details meet Canada's trade liberalization objectives.

The current round of WTO negotiations will define our trading environment for the next 20 to 25 years. It is absolutely vital for the future competitiveness of Canadian farmers and agri-food enterprises that we get these negotiations right.

Ninety per cent of Canadian farmers depend upon the world market either directly as exporters, or because their prices are determined internationally. According to the WTO Canada is the world's third largest agri-food exporter behind the United States and the European Union. We obtain three percent of our nation's total GDP from exports of agri-food products, and these exports make a significant contribution to Canada's economy, its trade surplus, employment, and rural well being.

Our competitors trade distorting subsidies and market access barriers cost Canadian farmers billions of dollars every year. For example:

- Over 25 WTO members still have the right to subsidize exports. In 2000 the average of the export subsidies provided amounted to (in $US);
    - $58 / tonne for wheat;
    - $50 / tonne for oilseeds;
    - $61 / tonne for coarse grains; and
    - 10 WTO member countries can spend over $US 390 million to subsidize over 700,000 tonnes of pork exports – that's an average of well over $US 550 per tonne.

- Canada's agriculture has much to gain from significant reductions in world wide tariffs; and
    - Studies estimate that the removal of all tariffs on canola within 10 years would return over $485 million annually to canola producers and processors.
    - Tariff elimination over 10 years would bring another $422 million annually to Canadian wheat producers and $236 million annually to barley producers.
    - Tariff removal for beef within 10 years would return over $1.1 billion to the beef industry, creating well over 7,000 new Canadian jobs in beef production, processing and supporting industries.
    - The average bound tariff internationally on pork is 81%. The elimination of these tariff walls would increase the price received by Canadian farmers, increase the number of markets open to Canada (thereby decreasing our dependence on the US export market), and create processing jobs from coast to coast.

- EU and US domestic subsides take away $1.3 billion each year from Canada grains and oilseed farmers.

Tariffs and subsidies restricting access to foreign markets prevent the expansion of the Canadian agri-food processing industry and cost Canadian jobs, especially jobs in rural Canada. International trade distorting practices are hampering investment into the research, development, and value added processing which is vital to the future viability of our industry.

Trade liberalization is one of the most effective ways of moving farming beyond crisis management and to encourage investment and development in agriculture and agri-food. Success at the WTO will not only help the economic viability of Canadian farm families, it will encourage rural development and bring new jobs to communities from coast to coast.

We ask for your help in making this goal a reality.

Organizations Supporting the Declaration

AGRICORE UNITED

ALBERTA BARLEY COMMISSION

BC GRAIN PRODUCERS ASSOCIATION

CANADIAN AGRI-FOOD TRADE ALLIANCE

CANADIAN CANOLA GROWERS ASSOCIATION

CANADIAN BEEF EXPORT FEDERATION

CANADIAN CATTLEMEN'S ASSOCIATION

CANADIAN CHAMBER OF COMMERCE

Canadian Meat Council

Canadian Restaurant and Food Service Association

Canadian Sugar Institute

Canola Council of Canada

Cargill Limited

Grain Growers of Canada

James Richardson International

Louis Dreyfus Canada Ltd.

Malting Industry Association of Canada

PIKE MANAGEMENT GROUP

PIONEER HI-BRED

PRAIRIE OAT GROWERS ASSOCIATION

SASKATCHEWAN CANOLA GROWERS ASSOCIATION

SASKATCHEWAN WHEAT POOL

WESTERN BARLEY GROWERS ASSOCIATION

WESTERN CANADIAN WHEAT GROWERS ASSOCIATION

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